UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-41489

enCore Energy Corp.
(Translation of registrant’s name into English)

 101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐ Form 40-F ☒

Incorporation by Reference

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-269387)

The following documents are being submitted herewith:

Exhibit	Description
99.1	Notice of Annual General Meeting and Management Information Circular dated May 12, 2023
99.2	Form of Proxy for 2023 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

enCore Energy Corp.
(Registrant)

Date: May 23, 2023	By:	/s/ Carrie Mierkey
	Name:	Carrie Mierkey
	Title:	Chief Financial Officer

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